UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Pegasus Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

705906105 (CUSIP Number)

April 30, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2/92)

CUSIP No. 705906105	13G	Page 2 of 10 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Columbia Wanger Asset Management, L.P. 36-3820584

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power None 6. Shared Voting Power 2,504,300 7. Sole Dispositive Power None 8. Shared Dispositive Power 2,504,300

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,504,300

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 10.8%

12.	Type of Reporting Person IA

CUSIP No. 705906105	13G	Page 3 of 10 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person WAM Acquisition GP, Inc.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power None 6. Shared Voting Power 2,504,300 7. Sole Dispositive Power None 8. Shared Dispositive Power 2,504,300

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,504,300

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 10.8%

12.	Type of Reporting Person CO

CUSIP No. 705906105	13G	Page 4 of 10 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Columbia Acorn Trust

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power None 6. Shared Voting Power 1,341,700 7. Sole Dispositive Power None 8. Shared Dispositive Power 1,341,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,341,700

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.8%

12.	Type of Reporting Person CO

Item 1.	(a)	Name of Issuer:

Pegasus Solutions, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

Campbell Centre I 8350 N. Central Expressway, Ste. 1900 Dallas, TX 75206

Item 2.	(a)	Name of Person Filing:

Columbia Wanger Asset Management, L.P. (“WAM”) WAM Acquisition GP, Inc., the general partner of WAM (“WAM GP”) Columbia Acorn Trust (“Acorn”)

	(b)	Address of Principal Business Office:

WAM, WAM GP and Acorn are all located at: 227 West Monroe Street, Suite 3000 Chicago, Illinois 60606

	(c)	Citizenship:

WAM is a Delaware limited partnership; WAM GP is a Delaware corporation; and Acorn is a Massachusetts business trust.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

705906105

Item 3.		Type of Person:

(d) Acorn is an Investment Company under Section 8 of the Investment Company Act.

(e) WAM is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940; WAM GP is the General Partner of the Investment Adviser.

Item 4.	Ownership (at April 30, 2004):

(a) Amount owned “beneficially” within the meaning of rule 13d-3:

2,504,300

(b) Percent of class:

10.8% (based on 23,250,733 shares outstanding as of May 4, 2004 based on Form 10-Q filed on May 10, 2004)

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote: none

(ii) shared power to vote or to direct the vote: 2,504,300

(iii) sole power to dispose or to direct the disposition of: none

(iv) shared power to dispose or to direct disposition of: 2,504,300

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The shares reported herein have been acquired on behalf of discretionary clients of WAM, including Acorn. Persons other than WAM and WAM GP are entitled to receive all dividends from, and proceeds from the sale of, those shares. Acorn is the only such person known to be entitled to all dividends from, and all proceeds from the sale of, shares reported herein to the extent of more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2004

The undersigned corporation, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.

WAM Acquisition GP, Inc. for itself and as general partner of COLUMBIA WANGER ASSET MANAGEMENT, L.P.

By:	/s/ Bruce H. Lauer

Bruce H. Lauer Senior Vice President and Secretary

The undersigned trust, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.

COLUMBIA ACORN TRUST

By:	/s/ Bruce H. Lauer

Bruce H. Lauer Vice President, Treasurer and Secretary

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of May 14, 2004 by and among Columbia Wanger Asset Management, L.P., WAM Acquisition GP, Inc. and Columbia Acorn Trust

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Schedule 13G to which this Agreement is attached.

Dated: May 14, 2004

WAM Acquisition GP, Inc. for itself and as general partner of COLUMBIA WANGER ASSET MANAGEMENT, L.P.

By:	/s/ Bruce H. Lauer

Bruce H. Lauer Senior Vice President and Secretary

COLUMBIA ACORN TRUST

By:	/s/ Bruce H. Lauer

Bruce H. Lauer Vice President, Treasurer and Secretary